

March 4, 2014

Douglas A. Cifu
Chief Executive Officer
Virtu Financial, Inc.
645 Madison Avenue
New York, NY 10022

> **Re: Virtu Financial, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted February 12, 2014**
> **CIK No. 0001592386**

Dear Mr. Cifu:

We have reviewed your amended draft registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note the memo from your general counsel regarding the technical expertise of your management team and other market participants' interest in your technology. This memo does not support your claim that your technology provides you with a competitive advantage. Please provide comparative information about your technology versus your competitors or review the references to the competitive advantage.

2. We note your response to comment 5. However, we disagree with your conclusion and read the requirement more broadly. Please provide a discussion of the material tax matters and tax opinion. Alternatively, provide an analysis supporting your determination that a reasonable investor is not likely to attach importance to your ongoing tax benefits, including the effects of favorable tax basis adjustments; the favorable tax attributes related to the future exchanges by the Virtu Post-IPO Members;

and the future depreciation and amortization deductions attributable to the acquisition of interests, in determining whether to purchase your shares.

Cover Page

3.   We note that TJMT Holdings LLC, whom you refer to as the Founder Post-IPO Member, will hold all of the company's issued and outstanding Class D common stock after the offering and will control most of the voting power of the company's common stock. However it was disclosed within the Draft Registration Statement on Form S-1 submitted on December 26, 2013 that Virtu Holdings LLC would hold such shares and have controlling voting power over the company. Please explain this change, and to the extent Virtu Holdings LLC changed its name to TJMT Holdings LLC, please clarify that fact for us.

The Offering, page 14

4.   We note that you intend to issue Class B shares under your 2014 Management Incentive Plan. Please indicate that here and elsewhere where appropriate.

Notes to Unaudited Pro Forma Financial Information, page 71

5.   We note your response to prior comment 23. We note your confirmation that the pro forma adjustments demonstrate the reclassification of all of the existing equity interests in Virtu Financial into Virtu Financial Units as well as the subscription and purchase by the Virtu Post-IPO Members of Class C common stock and Class D common stock. Please tell us the pro forma adjustment that these transactions are reflected in. To the extent that such transactions are intended to be reflected in pro forma adjustment (e), please revise the description of this adjustment to reflect that fact.

6.   We note from your disclosure that pro forma adjustment (e) gives effect to the reclassification of Class A-1 and A-2 redeemable membership interest into shares of Class A common stock and Virtu Financial Units with corresponding shares of Class C common stock. However, the Statement of Financial Condition on page F-5 reflects that only Class A-1 interests are redeemable. Please explain the nature of your Class A-2 redeemable interest and how such interests are accounted for in Virtu Financial LLC's historical financial statements or revise your disclosure accordingly.

7.   Refer to the last bullet point on page 52. We note that in connection with the merger with Silver Lake Corp the company will issue shares of its Class A common stock to the Silver Lake Post-IPO Stockholder. Please tell us in which pro forma adjustment this transaction is being reflected in or revise your disclosure accordingly.

8.   We note your response to prior comment 28. As previously requested, please reference pro forma adjustment (f) to all financial statement line items that will be impact by the receipt and use of proceeds from this offering. For example, the financial statement line item, "Class A common stock", on the Unaudited Pro Forma Condensed Statement of Financial Condition on page 70 should also reference pro forma adjustment (f) as it will be impact by the issuance of Class A common stock from this offering as well as the purchase of Class A common stock from the Silver Lake Post-IPO Stockholder.

Executive Compensation, page 118

Outstanding Equity Awards at Fiscal Year End, page 119

9.   We note your disclosure that the fair market values disclosed in the table for both the Class B interests and Class A-2 profits interests are after marketability discounts. Please disclose the amount of the marketability discount (or percentage) applied to each set of awards along with the basis used to determine the level of the discount.

Audited Consolidated Financial Statements for the Years Ended December 31, 2012 and 2011

Notes to Condensed Consolidated Financial Statements, page F-47

Note 8 – Borrowings, page F-60

Short-Term Credit Facilities, page F-60

10.   We note your response to prior comment 42. You have indicated that the company has met all of the conditions within ASC 210-20-45-1 to support the netting of the outstanding principal balance on both your short-term credit facilities entered with receivables from broker-dealers and clearing organizations in the statements of financial condition. In regards to the condition set forth in ASC 210-20-45-1(c), you stated the Company intends to set-off the offsetting amounts, if applicable. Explain to us your intent to set off such amounts, and why you characterized it as "if applicable." Refer to ASC 210-20-45-4 through 45-5.

Note 10 - Derivative Instruments, page F-65

11.   We note your table summarizing the gain impact that derivative instruments not designated as hedging instruments had on your trading income for the years ended December 31, 2012 and 2011. Specifically, we note that for 2011, your total trading income, net on your consolidated financial statements was $449,360, yet the gain impact from non-hedging derivatives represented $902,328, or more than double your entire trading income for 2011, and indicating that your trading income, net contained more than $453 million of trading losses, net for 2011. Similarly, we note that for 2012, non-

hedging derivatives represented $285,773 or 49% of your total trading income, net on your consolidated financial statements. Please respond to the following:

- Revise your discussion in Management's Discussion & Analysis to discuss the significant drivers of your trading income, net, as well as the products that led to substantial losses during 2011. For example, your disclosures on pages 76 do not give the impression that only certain products resulted in trading income during 2011, and that certain other products had to result in substantial losses.

- Tell us, and revise your disclosures to discuss, how such significant trading losses could have resulted during 2011 in light of your disclosures that trading income, net represents revenues earned from bid/ask spreads, is highly diversified by asset class and geography, and is comprised of small amounts earned on millions of trades on various exchanges.

- As a related matter, given the substantial trading income, net, recognized from non-hedging derivatives during 2012 and 2011, please revise your disclosure to highlight the fact that substantial trading losses or gains could result from your strategies. In this regard, these large trading gains/losses appear to be inconsistent with some of your disclosures throughout the filing that describe that you are "market neutral," "do not speculate," and your "strategies are designed to lock in returns through precise and nearly instantaneous hedging, as you seek to eliminate the price risk in any positions held."

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Yolanda Trotter at (202) 551-3472 or Stephanie Ciboroski at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Stephanie J. Ciboroski for

Suzanne Hayes
Assistant Director